                                                    Filed by OrthAlliance, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                             and deemed filed pursuant to Rule 14a-12 under the
                                                Securities Exchange Act of 1934

                                            Subject Company: OrthAlliance, Inc.
                                                   Commission Number: 000-22975



In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.


A.       NEWS RELEASE

                                                            [OrthAlliance Logo]
FOR IMMEDIATE RELEASE
---------------------

CONTACT: JAMES C. WILSON
         CHIEF FINANCIAL OFFICER
         (310) 792-1300

                   ORTHALLIANCE REPORTS SECOND QUARTER RESULTS

HIGHLIGHTS:

o Second quarter net revenues increased 6% to $38.2 million

o Six months net revenues increased 16% to $76.8 million

o EBITDA at $6.1 million for the quarter; $13.0 million year-to-date

o Earnings per share of $0.11; year-to-date at $0.26

o Six months cash flow from operations at $11.5 million

TORRANCE, California (August 7, 2001) - OrthAlliance, Inc. (Nasdaq/NM:ORAL), a leading provider of practice management and consulting services to orthodontic and pediatric dentistry practices, today reported financial results for the second quarter and six months ended June 30, 2001.


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     Net revenues for the second quarter ended June 30, 2001, increased 5.9% to
$38.2 million compared with $36.1 million reported for the same period in the prior year period. Net income for the second quarter of 2001 totaled $1.4 million compared with net income of $2.7 million for the second quarter ended June 30, 2000. Second quarter results included approximately $1.6 million of costs associated with the Company's strategic alternatives project primarily related to costs of advisers, legal and professional and other transaction-related expenses. Earnings per share (diluted) for the second quarter of 2001 were $0.11 compared with earnings per share (diluted) of $0.21 for the same period in 2000. In addition, the Company's comparative same-practice growth approximated 6.3% for the second quarter ended June 30, 2001.

     Net revenues for the six months ended June 30, 2001, increased 16.0% to $76.8 million compared with $66.2 million reported for the same period in the prior year period. Net income for the six-month period ended June 30, 2001, totaled $3.2 million compared with net income of $5.3 million for the six months ended June 30, 2000. Earnings per share (diluted) for the first half of 2001 were $0.26 compared with earnings per share (diluted) of $0.41 for the same period in 2000.

     As of June 30, 2001, the Company had affiliations with 226 practitioners operating out of 397 offices in 32 states. Annual patient revenues at acquisition and before internal growth approximate $192.2 million.

     On May 16, 2001, OrthAlliance entered into a definitive merger agreement with Orthodontic Centers of America , Inc. (NYSE:OCA). OCA is a leading provider of integrated business services to orthodontic practices. As of June 30, 2001, OCA was affiliated with over 400 orthodontists treating over 350,000 patients in over 600 orthodontic centers throughout the United States and in Japan, Mexico and Spain. Under the terms of the agreement, a wholly owned subsidiary of OCA would merger into OrthAlliance in a stock-for-stock transaction, with OrthAlliance becoming a wholly owned subsidiary of OCA. OrthAlliance and OCA also subsequently announced that the Company had received signed amendments to the employment agreements and service or consulting agreements of its affiliated professionals representing more than the minimum threshold amounts specified as a condition to OCA's obligation to close the proposed merger with OrthAlliance. The closing is also subject to approval by OrthAlliance stockholders and other conditions.

     W. Dennis Summers, chairman of the board of OrthAlliance and interim president and chief executive officer of the Company, said, "We are pleased to report that we were able to sustain solid financial performance in the second quarter - especially in the midst of the transition we are making as a company. Our progress in the pending merger between OrthAlliance and Orthodontic Centers of America, Inc. (OCA) is on track. OCA and OrthAlliance recently announced that OrthAlliance had received from its affiliates more than the minimum number of signed amendments to employment and service or consulting agreements specified as a condition to the merger agreement. With this condition met, and anticipating approval by OrthAlliance shareholders, we currently anticipate the transaction to close over the next several months. We continue to believe that this merger is in the best interests of OrthAlliance shareholders, as evidenced by the strong second quarter results recently announced


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by Orthodontic Centers of America. We look forward to playing an important role in this dynamic company."

     Due to the pending merger of OrthAlliance and Orthodontic Centers of America, the Company will not be hosting a conference call to discuss second quarter results.

     In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission (SEC), and OCA will file a registration statement on Form S-4 with the SEC. Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus and registration statements are filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to the attention of the Investor Relations department of Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, Florida 32082, or to the attention of the Investor Relations department of OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, California 90503. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.

     OrthAlliance, Inc. is the second largest provider of practice management and consulting services to orthodontic and pediatric dentistry practices in the United States.

     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions and analysis made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors the Company believes are important under the circumstances. Such statements are subject to a number of assumptions, risks, and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual activities and results to differ include, without limitation, dependence on practice revenues and collections therein, and good relationships with our practice affiliates, access to capital sources, regulatory constraints, competition, retention of key personnel and other factors set forth in the Company's Securities and Exchange Commission filings.




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                       ORTHALLIANCE, INC. AND SUBSIDIARIES

              UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             Three Months Ended           Six Months Ended
                                                                  JUNE 30,                      JUNE 30,
                                                       -----------------------------  -----------------------------
                                                            2001           2000            2001          2000(3)
                                                       --------------  -------------  -------------  --------------
Net revenues                                           $       38,199  $      36,056  $      76,789  $       66,201

Costs and expenses:
   Salaries and benefits                                       12,065          9,858         24,277          18,468
   Orthodontic and dental supplies                              3,794          3,500          7,597           6,180
   Rent                                                         3,019          3,048          6,146           5,559
   General and administrative                                  13,252         11,289         25,791          20,571
   Depreciation and amortization                                1,916          1,732          3,809           3,142
                                                       --------------  -------------  -------------  --------------
Operating expenses                                             34,046         29,427         67,620          53,920
                                                       --------------  -------------  -------------  --------------
Operating income                                                4,153          6,629          9,169          12,281
Interest expense, net                                           1,748          1,817          3,533           2,898
                                                       --------------  -------------  -------------  --------------
Income before income taxes                                      2,405          4,812          5,636           9,383
Provision for income taxes                                      1,019          2,109          2,446           4,120
                                                       --------------  -------------  -------------  --------------

Net income                                             $        1,386  $       2,703  $       3,190           5,263
                                                       ==============  =============  =============  ==============

Net income per common share (basic and diluted)        $         0.11  $        0.21  $        0.26  $         0.41
                                                       ==============  =============  =============  ==============

Weighted average number of common shares outstanding:
    Basic                                                      12,249         12,860         12,249          12,949
    Diluted                                                    12,249         12,868         12,249          12,964

Unaudited Supplemental Information
(Dollars in thousands):

Reimbursed Practice Expenses                           $       28,852  $      26,560  $      58,421  $       48,437



Practitioner Data:                                                                     First    Second
                                       At                                             Quarter   Quarter
                                       IPO     1997(2)    1998      1999      2000     2001      2001       Total
                                    -------  --------- --------  --------  --------  --------  --------  ----------
Annual patient revenues
 at affiliation, net(1)             $60,400  $ 10,826  $ 38,761  $36,008    $44,812    $ 912    $  447    $192,166
Number of practitioners, net             82        17        38       40         48        1         0         226
Number of offices, net                  147        31        67       73         76        1         2         397
Additional states represented            16         2        11        3          0        0         0          32

(1) Excludes same-practice growth
(2) Includes period from August 26, 1997, (IPO) to December 31, 1997.
(3) Includes results of New Image from March 1, 2000

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In connection with the proposed merger, OCA will file a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the merger, OCA and OrthAlliance. After the registration statement is filed with the SEC, the registration statement and the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention:
Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with such merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers by reading the proxy statement/prospectus when it becomes available.

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